UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 6)

CATALYST INTERNATIONAL, INC.

-----------------------------------------------------------------------

(Name of Issuer)

Common Stock, $0.10 par value

---------------------------------------

(Title of Class of Securities)

14887T105

---------------------------------------

(CUSIP Number)

August 6, 2004

---------------------------------------

(Date of Event Which Requires Filing of this Amendment)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No. 14887T105

1.

NAME OF REPORTING PERSON

Terrence L. Mealy

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [   ]

(b)  [   ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.

SOLE VOTING POWER

1,324,731

6.

SHARED VOTING POWER

6,000

7.

SOLE DISPOSITIVE POWER

1,324,731

8.

SHARED DISPOSITIVE POWER

6,000

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,330,731

10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.1%

12

TYPE OF REPORTING PERSON

IN

Schedule 13G

CUSIP No. 14887T105

ITEM 1(a). NAME OF ISSUER

Catalyst International, Inc.

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

8989 North Deerwood Drive

Milwaukee, Wisconsin 53223

ITEM 2(a). NAME OF PERSON FILING

Terrence L. Mealy

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

301 East Second Street

Muscatine, Iowa 52761

ITEM 2(c). CITIZENSHIP

United States

ITEM 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, $ 0.10 par value

ITEM 2(e).  CUSIP NUMBER

14887T105

ITEM 3.

Not Applicable

ITEM 4. OWNERSHIP

(a)

Amount Beneficially Owned:  1,330,731

(b)

Percent of Class:

16.1%

(c)

Number of Shares as to which such person has:

(i)

sole power to vote or direct the vote:  1,324,731

(ii)

shared power to vote or direct the vote:  6,000*

(iii)

sole power to dispose or to direct the disposition of:  1,324,731

(iv)

shared power to dispose or to direct the disposition of: 6,000*

*

Includes 6,000 shares held by the reporting person’s spouse.  The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 13 or for any other purpose.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not Applicable

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP

Not  Applicable

ITEM 10. CERTIFICATION

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 9th day of September, 2004.

/s/ Terrance L. Mealy

Terrance L. Mealy

4